PE
9-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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September 5, 2002
News Release

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September ,/19 2002

ID Biomedical Corporation
(Translation of registrant's name into English)

1510 - 800 West Pender Street, Vancouver, BC V6C 2V6
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ID Biomedical Corporation
(Registrant)

Date September 11, 2002

By ______________ (Signature)*
Deborah Bowers
Corporate Secretary

*Print the name and title of the signing officer under his signature.

GENERAL INSTRUCTIONS

A. Rule as to Use of From 6-K.

This form shall be used by foreign issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not previously furnished, such issuer (i) is required to make public in the country of its domicile or in which it is incorporated or organized pursuant to the law of that country, or (ii) filed with a foreign stock exchange in which its securities are traded and which was made public by that exchange, or (iii) distributed to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is significant with respect to the issuer and its subsidiaries concerning: changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accounts; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

BIOMEDICAL

1510-800 West Pender
Vancouver, British Columbia
CANADA, V6C 2V6

NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts: ID Biomedical Corporation
Dean Linden
Manager, Corporate Communications
(604) 431-9314
www.idbiomedical.com

For Immediate Release

ID BIOMEDICAL ANNOUNCES COMPLETE ENROLLMENT OF PHASE II TRIAL FOR FLUINSURE™

Vancouver, BC – September 5, 2002 – ID Biomedical announced today that it has completed enrollment for its ongoing Phase II Clinical Trial of FluINsure™, the Company's intranasally delivered trivalent influenza vaccine. A total of ninety-nine (99) adult volunteers have received the vaccine in this randomized, double-blind and concurrent placebo-controlled study. A preliminary assessment indicates that the current trial confirms FluINsure's encouraging safety profile. Immunogenicity results are expected in Q4 2002.

The Phase II trial further develops findings from ID Biomedical's Phase I trial of FluINsure, which evaluated four escalating doses of FluINsure in healthy adult volunteers. The current study is intended to generate an expanded human safety and immunogenicity database that will be used to optimize the vaccine formulation and dosing regimen for future efficacy trials.

Results from the Phase I Clinical Trial showed that FluINsure™ stimulated a significant immune response in both the blood stream and on the mucosal surfaces even at the lowest dose tested. These types of immune response have been correlated with protection against influenza. Results from the Phase I study will be presented at the Annual Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) September 29th in San Diego, CA.

FluINsure is based on the Company's proprietary Proteosome™ vaccine delivery/adjuvant technology. The flu vaccine is created by combining Proteosome proteins with a purified preparation of influenza proteins that includes the hemagglutinin protein. Importantly, unlike some other nasal influenza vaccines in development, FluINsure contains no live viruses. Intranasal vaccines based on the Proteosome delivery system, and incorporating a variety of different antigens, have now been tested in over 300 people and have had a very encouraging safety profile.

About ID Biomedical

ID Biomedical is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome™ platform intranasal adjuvant/delivery technology. ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe™ Technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are the FluINsure™ intranasal influenza (flu) vaccine and the StreptAvax™ group A streptococcal vaccine. Additionally, the Company has a number of vaccines in preclinical development.

ID Biomedical is licensing Cycling Probe Technology as well as its broad patents in signal amplification to the genomics and diagnostic industry for further products and technology development. Several companies have obtained rights to ID Biomedical's patent portfolio.

The foregoing information contains so-called forward-looking statements. These include statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which it indicates by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes" and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the ability to successfully complete preclinical and clinical development of its products; ii) the ability to obtain and enforce timely patent and intellectual property protection for its technology and products; iii) the ability to avoid, either by product design, licensing arrangement or otherwise, infringement of third parties' intellectual property; iv) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; v) the ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; vi) market acceptance of its technology and product; and (vii) the competitive environment and impact of technological change. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

ID BIOMEDICAL CORPORATION

Anthony F. Holler
Chief Executive Officer